ASX RELEASE19	June 2007

Results of the General Meeting
held 19 June 2007

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) held a General Meeting today at 9.00am WST at Level 2, QV1 Building, 250 St George’s Terrace, Perth WA 6000.

All resolutions were passed unanimously by shareholders as follows:

Resolution 1 - Ratification of Past Placement of Shares to Pfizer

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company ratifies the issue of a total of 22,483,748 fully paid ordinary shares in the Company at an issue price of A$0.2735 per share to Pfizer Inc on 4 April 2007.”

Resolution 2 - Ratification of Past Issues of Warrants to Sandell

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue to Sandell Master Investments Ltd, on 15 May 2007, of:

(a)	warrants over 4,000,000 American Depositary Shares expiring on 15 May 2012 at an exercise price of US$1.57 each;
(b)	warrants over 1,000,000 American Depositary Shares expiring on 15 May 2012 at an exercise price of US$1.95 each; and
(c)	warrants over 2,341,347 American Depositary Shares expiring on 15 May 2012 at an exercise price of US$1.21 each.”

Resolution 3 - Approval of Possible Placements of ADSs and Warrants

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue, within 3 months after the date of this meeting (or a longer period as may be approved by ASX), at the sole discretion of the Directors of the Company:

(a)
the issue of up to an aggregate of 15,000,000 American Depositary Shares in the Company, at an issue price being no lower than a 20% discount to the 5 day volume weighted average market price on NASDAQ of the Company's American Depositary Shares prior to their allotment; and

(b)
the issue to the subscribers for such American Depositary Shares of up to an aggregate of 7,500,000 unquoted warrants over American Depositary Shares in the Company expiring 5 years from the date of issue at an exercise price of no lower than a 20% discount to the 5 day volume weighted average market price on NASDAQ of the Company's American Depositary Shares prior to their allotment.”

Results of the Resolutions

Each resolution was passed unanimously by a show of hands.

The results of the proxy votes received were as follows:

Resolution		For	Against	Abstain

1	Ratification of Past Placement of Shares to Pfizer	124,045,941	339,688	550,913

2	Ratification of Past Issues of Warrants to Sandell	120,021,381	1,158,350	3,756,811

3	Approval of Possible Placements of ADSs and Warrants.	83,812,292	37,454,277	3,669,973

Note that the proxy votes received represent 22% of voting shares on issue.

-ENDS-

pSivida Limited Brian Leedman Vice President, Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert(R) is FDA approved for the treatment of uveitis. Vitrasert(R) is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb owns the trademarks Vitrasert(R) and Retisert(R). pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur(TM) for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the Medidur(TM) technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon(TM), which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon(TM) product, BrachySil(TM) delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties including with respect to our ability to raise sufficient funds, our ability to capitalize on our technology and intellectual property base or grow our business, our potential products, including clinical development and trials of these potential products and our partnerships. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the risk that we will not be able to raise additional funds at favorable terms or at all; the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development; the risk that Pfizer terminates the license agreement; the risk that we will be unable to complete recruitment for the Medidur for DME Phase III clinical study; the risk that our Phase II clinical study for BrachySil in the treatment of inoperable pancreatic cancer will not yield positive results;. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.